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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                            (Amendment No. __4___)*

                                  ASTREK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Astrex, Inc. Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   046357-20-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Howard Amster, 25812 Fairmount Blvd., Beachwood OH 44122 (216) 595-1047
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    2/25/00
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 046357-20-8
-------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Howard Amster
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [x]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions) PF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                       USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              481,495
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            778,930
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         481,495
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       778,930
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          481,495
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)       X
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.5534%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN, CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 046357-20-8
-------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           AMSTER TRADING CO.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [x]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions) WC
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                       USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              153,930
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         153,930
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          153,930
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          X
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.7345%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 046357-20-8
-------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           TAMRA F. GOULD
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [x]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions) PF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                       USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          X
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN, CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 046357-20-8
-------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           GOULD TRADING CO.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [x]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions) WC
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                       USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)          X
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 046357-20-8
-------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           HOWARD M. AMSTER CHARITABLE REMAINDER UNITRUST
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [x]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions) AF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                       USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            250,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       250,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          250,000
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.441%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          O O
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 046357-20-8
-------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           MADAV IX FOUNDATION
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [x]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions) OO
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                       USA
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            375,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       375,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          375,000
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.6616%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
------------------------------------------------------------------------------

CUSIP 046357208                    SCHEDULE 13D                     PAGE 8 OF 10
                                 AMENDMENT NO. 4


There are no other changes to Schedule 13D, as amended by Amendment No. 3 (the "third amendment") to which this Amendment No 4 (the "fourth amendment") relates to, except as set forth in this 4th amendment.

ITEM 2.  Identity and Background

Howard M Amster Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefit charitable purposes. Mr. Amster disclaims beneficial ownership of the securities owned by this trust.

Howard M Amster Charitable Remainder Unitrust
22674 Halburton Road
Beachwood, Ohio 44122
Charitable Remainder Unitrust

Madav IX Foundation, an Ohio non-profit corporation
1750 Euclid Avenue, Cleveland, Ohio 44115
Reference is made to the 13D filing of Madav IX Foundation which is incorporated herein by reference for information purposes only.

Tamra F. Gould and Gould Trading Company (100% owned by Tamra F. Gould) have disposed of all their shares of the registrant.

d. Neither the trust or the trustee of the Howard M Amster Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     Neither the foundation, its trustees or officers of Madav IX Foundation have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

f. Neither the trust or the trustee of the Howard M Amster Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in
     Item 2 of Schedule 13D within the last five years.

   Neither the Foundation, its trustee or officers of Madav IX Foundation have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

Howard M Amster Charitable Remainder Unitrust received its shares as a charitable gift. There was no consideration paid to Mr. Amster.

Madav IX Foundation received its shares as a charitable gift. There was no consideration paid to Mr. Amster or the other contributor.

CUSIP 046357208                                                     Page 9 of 10


Item 4.  Purpose of Transaction

Howard M Amster Charitable Remainder Unitrust received 250,000 shares of Astrex, Inc. as a charitable contribution from Howard Amster on 2/25/00.

Howard Amster made a charitable gift of 250,000 shares on 2/25/00 to the Madav IX Foundation, a non-profit corporation as described by 501( c)(3) of the Internal Revenue Code. Madav IX Foundation is a supporting foundation of the Jewish Community Federation of Cleveland. Because Mr. Amster is one of three trustees of the foundation, he may be deemed to have shared voting and dispositive power over any security owned by the foundation. Mr. Amster disclaims beneficial ownership of the securities owned by the foundation. Mr. Amster disclaims that Madav IX Foundation is a member group of his holdings in Astrex. Reference is made to the 13d filing of Madav IX Foundation which is incorporated herein by reference for information purposes only.

Tamra F. Gould and Gould Trading Company disposed of all of their shares of the issuer so to diversify their investments. Tamra Gould and Gould Trading Company might again acquire shares or other securities of the issuer or if so acquired might again disposes of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the reporting persons is 1,260,425 shares or 22.3905% of the outstanding shares.

Howard Amster's Individual Retirement Account beneficially owns 481,495 shares or 8.5534% of the outstanding shares.


Amster Trading Company (100% owned by Howard Amster) beneficially owns 153,930 shares or 2.7345% of the outstanding shares.

Tamra F. Gould in her Individual Retirement Account beneficially owns -0- of the outstanding shares.

Gould Trading Company beneficially owns -0- of the outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns 250,000 shares or 4.441% of the outstanding shares.

Madav Ix Foundation beneficially owns 375,000 shares or 6.6616% of the outstanding shares.

There are approximately 5,629,277 shares of the issuer outstanding.

Tamra F. Gould disclaims beneficial ownership of all shares owned by Howard Amster.

Howard Amster disclaims beneficial ownership of all shares owned by Madav IX Foundation.

c)  Description of transaction reported:

CUSIP 046357208                                                    Page 10 of 10


Gould Trading Company sold 6750 shares at an average price of 1.0455 per share on 2/25/00 with First Union Securities, Inc. as a Bulletin Board/NASDAQ open market transaction.

Gould Trading Company sold 15,000 shares at an average price of .8958 per share on 2/28/00 with First Union Securities Inc. as a Bulletin Board/NASDAQ open market transaction.

Gould Trading Company sold 19,298 shares at an average price of .9416 per share on 2/29/00 with First Union Securities Inc. as a Bulletin Board/NASDAQ open market transaction.

Tamra F. Gould Individual Retirement Account sold 32,838 shares at an average price of .9416 per share on 2/29/00 with First Union Securities Inc. as a Bulletin Board/NASDAQ open market transaction.

Howard Amster made a charitable gift of 250,000 shares of Astrex, Inc. to the Madav IX Foundation on 2/25/00.

Howard Amster made a charitable gift of 250,000 shares of Astrex, Inc. to the Howard M Amster Charitable Remainder Unitrust on 2/25/00.




Signatures.



After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date 2/29/00

                       /s/ Howard Amster                      /s/ Tamra F. Gould
                       -----------------                      ------------------
                           Howard Amster                          Tamra F. Gould


                       /s/ Madav IX Foundation
                       -----------------------
                           Madav IX Foundation




                       /s/ Howard M Amster Charitable Remainder Unitrust
                       -------------------------------------------------
                           Howard M Amster Charitable Remainder Unitrust